File No. 70-




                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              FORM U-1 APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                            ------------------------


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                Dallas, TX 75202

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                            ------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)
                            ------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)
















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                  Central  and  South  West  Corporation   ("CSW"),  a  Delaware
corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Form U-1 Application seeking authority to institute a common stock repurchase program. Specifically, CSW seeks authority: (1) to repurchase up to twenty percent (approximately 42.44 million shares) of its issued and outstanding common stock, par value $3.50, as of June 30, 1997, through open market purchases, purchases from CSW's employee benefit plans (pursuant to the terms and conditions of such plans), tender offers (including without limitation odd-lot tender offers), privately negotiated block purchases or any other appropriate method from time to time through December 31, 2002; and (2) to use short-term borrowings, including without limitation funds borrowed through its commercial paper program, to finance such repurchases of its common stock on an interim basis until permanent financing is secured. Item 1. Description of the Proposed Transactions.
                  CSW proposes to repurchase up to twenty percent (approximately
42.44 million shares) of its outstanding common stock, par value $3.50 ("Shares"), as of June 30, 1997, through open market purchases, purchases from its employee benefit plans (pursuant to the terms and conditions of such plans), tender offers (including without limitation odd-lot tender offers), privately negotiated block purchases or any other appropriate method from time to time through December 31, 2002 ("Purchases"). The objectives of the Purchases are to support the market price of CSW's common stock, to facilitate any disaggregation or other restructuring that may be mandated or made attractive by electric utility restructuring legislation or the evolution of a competitive electricity marketplace, to gain the flexibility to adjust its capital structure, and to effectively utilize the proceeds of any system for stranded cost recovery pursuant to electric utility restructuring legislation that may be adopted at the federal or state level.
               With respect to the repurchase of its common shares, the authority requested is similar to that granted to CSW by a series of orders of the Commission in File No. 70-7479 (HCAR No. 24563 (Jan. 21, 1988); HCAR No. 25016 (Dec. 29, 1989); HCAR No. 25440 (Dec. 23, 1991); HCAR No. 25961 (Dec. 22,
1993)), under which CSW was authorized to repurchase, through open market purchases and negotiated transactions, up to 10% of its issued and outstanding common stock as of September 30, 1987. CSW allowed this authority to expire on December 31, 1995.
                  However, at present, CSW believes it once again would be economically beneficial to be in a position to purchase and retire Shares from time to time so that it may change its capital structure as necessary or desirable in a more competitive electric utility industry. Because of the prohibition  contained  in  Section  12(c)  of the Act and  the  absence  of any exemption under Rule 42, CSW currently is unable to take advantage of any opportunities to purchase and retire Shares to achieve a lower cost of capital and realize the related dividend savings, which would benefit both shareholders and ratepayers. Although CSW has no present intention to purchase and retire Shares, it believes it would be economically beneficial to be in a position to take advantage of any favorable market conditions that may develop.
                  CSW intends to use its general funds and/or short-term borrowings, including without limitation funds borrowed through its commercial paper program previously authorized by order dated March 28, 1997 (HCAR No. 26697; File No. 70-8557) to finance its purchase of Shares on an interim basis, until such time as the amounts paid in respect of repurchased shares are refinanced on a permanent basis or repaid using internally generated funds, the proceeds of any issuance of preferred stock or debt securities by CSW and/or its subsidiaries (either pursuant to separate Commission authority or subject to further Commission approval), or the proceeds of any system for stranded cost recovery pursuant to electric utility restructuring legislation that may be adopted at the federal or state level.
                  CSW will file a certificate of notification pursuant to Rule 24 within sixty days of the end of any quarterly period in which it repurchases Shares, which certificate will report: (1) the number of Shares repurchased; and
(2) the aggregate purchase price paid for the Shares repurchased.
Item 2.  Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or incurred by CSW in connection with the proposed transactions is as follows:
                  Counsel Fees:
                    Milbank, Tweed, Hadley & McCloy ........ $ 5,000

                  Miscellaneous and incidental expenses
                    including travel, telephone and
                    postage ................................   1,000


                  Total .................................... $ 6,000


Item 3.  Applicable Statutory Provisions.
               Sections 9(a), 10 and 12(c) of the Act and Rule 42 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the Act may be applicable to the proposed transactions, CSW hereby requests appropriate authority thereunder. CSW believes that numerous orders of the Commission provide precedent for the its repurchase of common stock and, accordingly, the applicable standards of the Act and the rules thereunder are satisfied. See, e.g., Central and South West Corp., HCAR No. 25961 (Dec. 22, 1993); Entergy Corp., HCAR No. 25699 (Dec. 9, 1992); General
Public Utilities Corp., HCAR No. 25749 (Feb. 24, 1993); National Fuel Gas Co., HCAR No. 25052 (Mar. 9, 1990); American Electric Power Co., HCAR No. 25036 (Feb. 8, 1990).

Rule 54
                  No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein thereby satisfying such provision and making Rule 53(c) inapplicable.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of September 11, 1997 was approximately $921 million, or approximately 47% of $1,970 million, CSW's average consolidated retained earnings for the four consecutive quarter periods ended June 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of the Operating Subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). Item 4. Regulatory Approval.
                  No state or federal regulatory authority, other than the Commission, has jurisdiction over the proposed transactions.
Item 5.  Procedure.
                  The Company respectfully requests that the Commission issue no later than September 19, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than October 13, 1997, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than October 14, 1997, an appropriate order granting and permitting this Application to become effective.
                  No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.
         Exhibit 1 -       Preliminary Opinion of Milbank, Tweed, Hadley &
                           McCloy, counsel to CSW.

         Exhibit 2 -       Proposed Notice of Proceeding.

         Exhibit 3 -       Financial Statements per books and pro forma as of
                           June 30, 1997 of CSW and subsidiaries.

Item 7.  Information as to Environmental Effects.
                  The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of CSW's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.


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                                S I G N A T U R E
                                - - - - - - - - -


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:  September 16, 1997


                                       CENTRAL AND SOUTH WEST CORPORATION


                                       By: /s/WENDY G. HARGUS
                                             Wendy G. Hargus
                                             Treasurer


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                                INDEX OF EXHIBITS


EXHIBIT                                                       TRANSMISSION
NUMBER                              EXHIBITS                     METHOD
-------                             --------                  ------------

  1               Preliminary Opinion of Milbank, Tweed,       Electronic
                  Hadley & McCloy, counsel to CSW.

  2               Proposed Notice of Proceeding.               Electronic

  3               Financial Statements per books and pro       Electronic
                  forma as of June 30, 1997 of CSW and
                  subsidiaries.